SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Amendment No. 7
Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
 (Title of Class of Securities)

340689 30 6
 (CUSIP No.)

Phillip E. Allen
Attorney at Law
12910 Shelbyville Road
Suite 130
Louisville, Kentucky 40243

(502) 254-1213
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box:( )

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Roland M. Howell

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

Number	7. SOLE VOTING POWER
of	107,500(1)
Shares
Beneficially	8. SHARED VOTING POWER
Owned	283,334(2)
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	107,500(1)
Person
With	10. SHARED DISPOSITIVE POWER
283,334(2)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Roland M. Howell beneficially owns 390,834 shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14. TYPE OF REPORTING PERSON

IN

(1) Includes 72,500 shares owned of record.

(2) Includes 135,000 shares owned jointly with Dorothy V. Howell and 148,334 shares into which her joint ownership with Roland M. Howell of 1000 shares of Series F Preferred Stock of Florida Gaming Corporation is convertible.

2

1. NAME OF REPORTING PERSON

Dorothy V. Howell

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

Number	7. SOLE VOTING POWER
of	72,500(1)
Shares
Beneficially	8. SHARED VOTING POWER
Owned	283,334(2)
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	72,500(1)
Person
With	10. SHARED DISPOSITIVE POWER
283,334(2)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Dorothy V. Howell beneficially owns 355,834 shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14. TYPE OF REPORTING PERSON

IN

(1) Includes 72,500 shares owned of record.

(2) Includes 135,000 shares owned jointly with Dorothy V. Howell and 148,334 shares into which her joint ownership with Roland M. Howell of 1000 shares of Series F Preferred Stock of Florida Gaming Corporation is convertible.

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ITEM 1. SECURITY AND ISSUER.

Item 1 is amended to read in its entirety as follows:

This Schedule 13D relates to the common stock, $.20 par value per share of Florida Gaming Corporation, a Delaware corporation ("FGC Common Stock). Florida Gaming Corporation's principal office is located at 3500 N.W. 37th Avenue, Miami, Florida 33142.

               Effective January 29, 2003, the FGC Common Stock was reverse split one for two, with each two shares of $.10 par value common stock being converted into and exchanged for one share of $.20 par value common stock.

ITEM 2. IDENTITY AND BACKGROUND.

               Not Amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following at the end thereof:

Roland Howell purchased 30,000 shares of FGC Common Stock for $2.25 per share by the exercise of an option granted to him under Florida Gaming Corporation's Officers and Directors Stock Option Plan. He individually purchased in the over-the-counter market an aggregate of 40,000 shares of FGC Common Stock and purchased 36,286 shares of FGC Common Stock in the over-the-counter market jointly with Dorothy Howell. All of the purchases were paid for with Roland Howell's and Dorothy Howell's personal funds.

All of the purchases made in the over-the-counter market were made at currently prevailing market prices ranging from $1.50 per share to approximately $2.25 per share.

ITEM 4. PURPOSE OF TRANSACTION.

Not Amended.

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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Florida Gaming Corporation has 3,170,150 shares of FGC Common Stock issued and outstanding.

Roland Howell.

Roland Howell has sole voting and dispositive power over 107,500 shares of FGC Common Stock as a result of his record ownership of 75,000 shares and beneficial ownership of 32,500 thousand shares represented by an option issued to him under FGC's Officers and Directors Stock Option Plan with a strike price of $3.50 per share.
Roland Howell shares the voting and dispositive power over 283,334 shares of FGC Common Stock represented by 135,000 shares owned of record jointly with Dorothy Howell and the beneficial ownership of 148,334 shares represented by his and Dorothy Howell's joint ownership of 1,000 shares of FGC Series F Preferred Stock which are convertible into an aggregate of 148,334 shares of FGC Common Stock.

Roland Howell beneficially owns an aggregate of  390,834 shares (11.7%) of FGC Common Stock.

            Dorothy Howell.

Dorothy Howell has sole voting and dispositive power over 72,500 shares of FGC Common Stock as a result of her record ownership of such shares.

Dorothy Howell shares the voting and dispositive power over 283,334 shares of FGC Common Stock represented by 135,000 shares owned of record jointly with Roland Howell and the beneficial ownership of 148,334 shares represented by her and Roland Howell's joint ownership of 1,000 shares of FGC Series F Preferred Stock which are convertible into an aggregate of 148,334 shares of FGC Common Stock.

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Dorothy Howell beneficially owns and aggregate of 355,334 shares (8.5%) of FGC Common Stock.

Roland and Dorothy Howell Combined. On a combined basis, Roland Howell and Dorothy Howell beneficially own an aggregate of 463,334 shares (13.8%) of FGC Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On October 29, 2004, Isle of Capri Casinos, Inc.("Isle"), Florida Gaming Corporation ("FGC") and its wholly-owned subsidiary, Florida Gaming Centers, Inc.("Subsidiary"), entered into a letter agreement (the "Exclusitivity Agreement") under which FGC and Subsidiary agreed that for a period of ending no later than December 31, 2008 that (i) Isle shall have the exclusive right to negotiate, upon the terms and conditions set forth in the Exclusitivity Agreement, with FGC and Subsidiary with respect to the acquisition (the "Transaction") by Isle of Subsidiary's Miami Jai Alai business, operations and assets, and (ii) neither FGC nor Subsidiary would enter into any agreement of take any other action that would materially interfere with the Transaction.

On the same date, Roland and Dorothy Howell (the "Howells) entered into a Shareholders' Support Agreement with Isle under which the Howells agreed, among other things, (i) not to transfer, assign, sell, gift-over, pledge or otherwise dispose of consent to any of the foregoing (each a "Transfer") with respect to any and shares of common stock, Series F Preferred Stock or any right or interest therein, (ii) not to enter into any contract, option or other agreement or arrangement or understanding with respect to any Transfer, (iii) not to grant any proxy, power-of-attorney or other authorization or consent with respect to any shares of common stock or Series F Preferred Stock, (iv) not to deposit any shares of common stock or Series F Preferred Stock into a voting trust, or enter into a voting agreement of arrangement with respect to any shares of common stock or Series F Preferred Stock, (v) not to take any other action that would in any way restrict, limit or interfere with the performance of their obligation under the Shareholders' Support Agreement or the consummation of the Transaction, and (vi) to vote their shares of common stock and Series F Preferred Stock, or to cause such shares to be voted, for the Transaction approved by FGC's Board of Directors.

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A copy of the Shareholders' Support Agreement was filed as Exhibit 10.50 to FGC's Current Report on Form 8-K dated October 29, 2004 and is incorporated herein by reference as Exhibit 10 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended by adding the following at the end thereof.

The following exhibit is incorporated herein by reference:

Exhibit No.	Description

10.	Shareholders Support Agreement dated October 29, 2004 entered into between Isle of Capri Casinos, Inc, and Roland and Dorothy Howell filed as Exhibit 10.50 to Florida Gaming Corporation's Current Report of Form 8-K dated October 29, 2004 is incorporated herein by reference.

[SIGNATURE PAGE FOLLOWS]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005	s/Roland M. Howell
Roland M. Howell

s/Dorothy V. Howell
Dorothy V. Howell

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